

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 11, 2018

Via E-mail
Byron L. Boston, Chief Executive Officer
Dynex Capital Inc.
4991 Lake Brook Drive
Suite 100
Glen Allen, VA 23060

      Re: **Dynex Capital Inc.**
              Registration Statement on Form S-3
              Filed December 29, 2017
              File No. 333-222354

Dear Mr. Boston:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact me at (202)551-3585 with any questions.

                    Sincerely,

                    /s/ Stacie D. Gorman

                    Stacie Gorman
                    Senior Counsel
                    Office of Real Estate and
                    Commodities

cc: Susan S. Ancarrow, Esq. (*via e-mail*)